EXHIBIT 99.9

Barington Capital Group, L.P.
888 Seventh Avenue
New York, New York 10019

May 23, 2006

Mr. William Leonard
Chairman of the Board
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

Dear Bill:

It appears that the Board’s exploration of strategic alternatives for the Company as announced on February 10, 2006 has made little progress. We are now over three months into the process and the Board has yet to disclose any results to date. All the while, the value of the Company continues to decline under the direction of Lawrence Stevenson.

While the Board continues its exploration of strategic alternatives, it should not lose sight of the fact that it also remains responsible for selecting a chief executive who will develop and execute an effective operating plan for the Company. These two important responsibilities are not mutually exclusive.

In our opinion, the operating plan being executed by Mr. Stevenson has been a failure that has destabilized Pep Boys’ operations. The Board had the opportunity to replace Mr. Stevenson as its chief executive in February, but instead chose to renew his employment contract and endorse his operating plan, presumably in the belief that maintaining executive continuity would facilitate a strategic transaction. We strongly disagree with such an approach, as we have found that companies with strong financial and operating performance are best able to consummate a value-maximizing alternative such as a strategic transaction. Given the current state of affairs at Pep Boys, we are skeptical that the current Board will be able to identify a strategic alternative that will deliver maximum value to the owners of Pep Boys.

In order to prevent further deterioration of shareholder value, we urge the Board to schedule an annual meeting of Pep Boys’ stockholders immediately. It is time to let the owners decide who they want to lead Pep Boys and what direction the Company should pursue.

Sincerely yours,

/s/ James A. Mitarotonda
James A. Mitarotonda